Expense Limitation Letter Agreement

To:

Meyers Capital Investments Trust

2695 Sandover Road

Columbus, Ohio  43220

Dear Board Members:

You have engaged us (Meyers Capital Management Group, LLC) to act as the investment adviser to the Meyers Capital Aggressive Growth Fund (the "Fund") pursuant to a Management Agreement dated as of October 1, 2010.

Effective January 30, 2015, we hereby contractually agree to reduce the fees payable under the Management Agreement to the extent necessary to limit the annual rate of total operating expenses of shares of the Fund (exclusive of any interest expenses, dividend expenses on short sales, taxes, brokerage commissions, expenses incurred in connection with any merger or reorganization, indirect expenses, expenses of other investment companies in which the Fund may invest (acquired fund fees and expenses), or extraordinary expenses such as litigation, but only to the extent necessary to maintain the Fund's total annual operating expenses at 1.29% of the Fund's average daily net assets through September 30, 2016.

Very truly yours,

MEYERS CAPITAL MANAGEMENT GROUP, LLC

By: /s/ Frank B. Meyers

President, Managing Member

Acceptance

The foregoing Agreement is hereby accepted.

MEYERS CAPITAL INVESTMENTS TRUST

By: /s/ Frank B. Meyers, President

788473.2